|	Washington, D.C.

Debbie A. Klis, Partner 1990 K Street, NW Suite 420 Washington, D.C. 20006 Tel: +1 202.935.3390 Email: debbie.klis@rimonlaw.com VIA EDGAR

April 30, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction100 F Street, NE

Washington, D.C. 20549

Attn:	Pearlyne Paulemon
Ameen Hamady
Jennifer Monick
Pam Long

Re:	Future Vision II Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted March 29, 2024
CIK No. 0002010653

Dear Ladies and Gentlemen,

Future Vision II Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 25, 2024, regarding our Draft Registration Statement on Form S-1 submitted to the Commission on March 29, 2024. Concurrently with this response, the Company has submitted an Amendment No. 1 to our Draft Registration Statement on Form S-1 pursuant to the Staff’s comments (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement.

Form DRS submitted March 29, 2024

Cover page

1.	We note that you have described risks associated with the fact that your sponsor and members of your board of directors and management have significant business ties to and are based in China. Please clarify throughout the cover page and summary and where other relevant disclosures appear that these risks also exist because the company is located China, in addition to the sponsor, board and management being based in or having significant ties to China. In addition, a number of risks you describe are limited to the context of your having completed a business combination with a Chinese entity. Please revise to clarify that these risks exist even prior to any business combination, due to the company, your sponsor, board members and management being located in and having significant ties to China.

Australia | Canada | China | Colombia | France | Germany | Israel | Morocco South Korea | United Arab Emirates | United Kingdom | United States

April 30, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it has revised the cover page and summary and risk factors (see cover page and pages 12, 45 and 50) to clarify that these risks exist even prior to any business combination, due to the Company, sponsor, board members and management being located in and having significant ties to China.

2.	We note your disclosures regarding capital contributions and loans to future PRC subsidiaries if you decide to consummate your initial business combination with a China based company, and regarding controls on the conversion of RMB into foreign currencies. Please add disclosure here and in your summary to specifically address how cash is transferred through your organization and describe any restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors. Please also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it has added disclosure cover page and summary and risk factors (see cover page, the summary and page 75) to address cash transfers and restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors.

3.	We note your disclosure here and elsewhere that you do not believe you are required to obtain any permissions or approvals from any PRC governmental authorities, including the CRSC, CAC or any other governmental entity to issue securities or list on a U.S. exchange. Clarify whether any permissions or approvals are required to search for a target company. Please also explain the basis for your conclusion that no permissions or approvals are required. If your conclusion is based on an opinion of counsel, please file the opinion as an exhibit to the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that no permissions or approvals are required to search for a target company. The Company’s conclusion that no permissions or approvals are required is based on China’s National Development and Reform Commission (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Measures for the Security Review of Foreign Investments (“New FISR Measures”), aim to safeguard Chinese national security by scrutinizing certain foreign investment transactions into China. Under the New FISR Measures, parties to foreign investment transactions that fall within the scope of transactions subject to security review are required to proactively apply to the FISR Office for review before they carry out such transaction but advance approval to search for a target company is not required by an rules promulgated by NDRC, MOFCOM or under the FISR Measures. According to the FISR Measures, a foreign investment transaction is subject to security review if:

●	it is (i) in sectors related to national defense and security, such as arms and arms related industries; or (ii) in geographic locations in close proximity of military facilities or defense-related industries facilities; or

●	it (i) involves critical sectors significant for national security, such as critical agricultural products, critical energy and resources, critical equipment manufacturing, critical infrastructure, critical transportation services, critical cultural products and services, critical information technology and Internet products and services, critical financial services and key technologies; and (ii) will result in foreign investors’ obtaining actual control of the invested enterprise.

The SEC has issued..., page 57

4.	Please update your disclosure to reflect that the Securities and Exchange Commission, on January 24, 2024, adopted final rules (See Release No. 33-11265).

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it has revised our disclosure in the Risk Factors section to reflect that the Securities and Exchange Commission, on January 24, 2024, adopted final SPAC rules. See pages 57, 59 and 60.

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April 30, 2024

Risk Factors

If we are deemed to be..., page 59

5.	We note your disclosure of the risk that you could be considered to be operating as an unregistered investment company, and that you intend to avoid this by investing the assets in your trust account in U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act. Please clarify that notwithstanding your investment of proceeds in these instruments, you could still be considered to be operating as an unregistered investment company. Please further disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it has revised our disclosure in the Risk Factors section to reflect the impact of the adopted final SPAC rules on our investment of proceeds from our initial public offerings in these instruments in our trust account in U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act and the consequences thereof. See pages 57, 59 and 60.

Recent oversight by the PRC government and Cyberspace Administration of China . . ., page 89

6.	Please revise the disclosure in this risk factor to explain how this oversight impacts your search for a target company and your offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it has revised the disclosure (see page 89) in this risk factor to explain how this oversight could impact our search for a target company and our offering.

******

We thank the Staff very much for its review of the foregoing. If you have questions or further comments, please advise and I may be reached by telephone at (202) 935-3390.

Sincerely,

/s/ Debbie A. Klis
Debbie A. Klis

cc:	Xiaodong Wang, CEO
Future Vision II Acquisition Corp.

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